Exhibit 99.2

Alvotech Announces Changes to its Leadership Team

•	Hafrun Fridriksdottir, previously Executive VP and Head of Global R&D at Teva, will become Chief Operating Officer

•	Mark Levick has decided to step down as Chief Executive Officer and Robert Wessman, Executive Chairman and founder, will become CEO

•	Changes to the leadership team are effective January 1, 2023

REYKJAVIK, ICELAND (December 1, 2022) — Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced changes to its leadership team. Mark Levick, Chief Executive Officer has decided to step down and Robert Wessman, Executive Chairman and founder will become CEO, leading the next phase of growth. Hafrun Fridriksdottir, previously Executive Vice President and Head of Global R&D at Teva, has been appointed Chief Operating Officer. Changes to the leadership team are effective January 1, 2023.

“We continue positioning Alvotech for growth, as we transition from R&D and building an end-to-end biosimilars platform, to the next phase of commercial operations, with manufacturing scale-up and sales in multiple global markets,” said Robert Wessman, Executive Chairman and founder of Alvotech. “I am thrilled to welcome Hafrun, who is recognized for her strong leadership in the pharma business, to our team. I also want to thank Mark for his contribution to Alvotech’s growth and am excited to benefit from his expertise going forward as head of our scientific advisory board.”

“I am grateful to have been a part of the Alvotech story during an exciting time for the company,” Mark Levick said. “I had the privilege of working with extremely committed and talented colleagues across the entire team, establishing Alvotech as a commercial company and improving patient access to biologic medicines. This was the highlight of my career in pharma.”

Robert Wessman will assume the role of Chief Executive Officer of Alvotech, in addition to his current role as Executive Chairman of the Board of Directors. Mr. Wessman founded Alvotech in 2013 and has served as Chairman of the Board of Directors since 2019. Prior to founding Alvotech, Mr. Wessman as CEO led Actavis and grew it into a global generics company. He then founded Alvogen, transforming it from a US CMO into a global generics company and has served as Alvogen’s CEO and Chairman. Mr. Wessman is also a founding partner of the Aztiq Group. He has a BS degree in Business Administration from the University of Iceland.

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Hafrun Fridriksdottir served as the Executive Vice President and Head of Global R&D at Teva from 2017 until earlier this year. She also led Global Generic R&D for Allergan, previously Actavis, until the company merged with Teva in 2016. At Teva, Dr. Fridriksdottir was responsible for all global development activities, including innovative medicines, biosimilars and generics. In her role she was managing a pipeline of over 1,000 generic products, as well as dozens of biosimilars and number of innovative medicines. She lead 3,500 employees worldwide in discovery, development, pharmacovigilance, medical affairs and regulatory affairs. Dr. Fridriksdottir holds a PhD in Physical Pharmacy from the University of Iceland. She has been a strong advocate for diversity and equal opportunity in pharma and was recognized earlier this year by the Association of Icelandic Women in Business (FKA) for her work on motivating and supporting women in business.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding future growth and performance, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current

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expectations include, but are not limited to: (1) changes in applicable laws or regulations; (2) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (3) Alvotech’s estimates of expenses and profitability; (4) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (5) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (6) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (7) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (8) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (9) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (10) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (11) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (12) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (13) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (14) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (15) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, war in Ukraine and global geopolitical tension, and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

CONTACTS

Alvotech Investor Relations and Global Communications

Benedikt Stefansson

alvotech.ir[at]alvotech.com

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